Form 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) (the “Company”)
Suite 400, 155 - 108 Avenue NE
Bellevue, Washington
98004

Item 2: Date of Material Change

February 7, 2017

Item 3: News Release

A news release announcing the material change was issued on February 7, 2017 for distribution through Marketwired and a copy was subsequently filed on SEDAR (www.sedar.com).

Item 4: Summary of Material Change

On February 7, 2017, the Company effected a business combination with Trilogy International Partners LLC by way of a court approved plan of arrangement (the “Arrangement”).

Item 5.1: Full Description of Material Change

On February 7, 2017, the Company completed its qualifying acquisition under which the Company effected a business combination with Trilogy International Partners LLC by way of the Arrangement.

The common shares and warrants of the Company are listed on the Toronto Stock Exchange and previously traded under the symbols “AQX.A” and “AQX.WT”, respectively. On February 9, 2017, the Company’s common shares and warrants began trading under the new symbols “TRL” and “TRL.WT”, respectively. The Company’s first annual general meeting of shareholders following the Arrangement is expected to be in the first half of 2018.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

For further information, please contact Scott Morris, Senior Vice-President, General Counsel and Corporate Secretary of the Company, by telephone at (425) 458-5900.

Item 9: Date of Report

February 17, 2017